June 13, 2005

Mr. Fred W. Brackebusch
President, Treasurer and Director
New Jersey Mining Company
88 Appleberg Road
Kellogg, Idaho 83837

 Re: New Jersey Mining Company
   Forms 10-KSB and 10-KSB/A for Fiscal Year Ended December
31, 2004
    Filed March 30, 2005 and June 3, 2005
        Form 10-QSB for Fiscal Quarter Ended March 31, 2005
        Filed May 16, 2005
    File No. 0-28837

Dear Mr. Brackebusch:

     We have completed our review of your Forms 10-KSB, 10-KSB/A
and
related filings and do not, at this time, have any further
comments.

     Sincerely,

     Karl F. Hiller
     Branch Chief

cc: Karl F. Hiller, Branch Chief
 Regina Balderas, Staff Accountant
 George K. Schuler, Mining Engineer